IVP TECHNOLOGY CORPORATION
                            2275 Lakeshore Blvd. West
                                    Suite 401
                        Toronto, Ontario, Canada M8V 3Y3



February 10, 2003


VIA EDGAR
---------

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

       RE: WITHDRAWAL OF REGISTRATION STATEMENT ON FORM SB-2, AS AMENDED (THE "REGISTRATION STATEMENT") FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 15, 2002 (REGISTRATION NO. 333-88368)

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the General Rules and Regulations under the Securities Act of 1933, as amended (the "1933 Act"), submitted electronically via the EDGAR system, please consider this correspondence as an application to the U.S. Securities and Exchange Commission (the "SEC") for an order permitting IVP Technology Corporation (the "Registrant") to withdraw the Registration Statement on Form SB-2, as amended, filed by the Registrant on May 15, 2002 (the "Registration Statement").

No securities were sold in connection with the Registration Statement. The withdrawal is being sought at the request of the SEC upon notification from the SEC that the Registrant's private placement must be completed and that a new registration statement should be filed with the SEC with respect to such offering. The Registrant respectfully requests that, in accordance with the provisions of Rule 477(a) under the 1933 Act, the SEC issue an order granting the desired withdrawal.

Sincerely,

/s/ Peter Hamilton

Peter Hamilton
Director and Executive Vice President of Operations